Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

[LOGO GRAPHIC OMITTED]






The time for this rail
combination is now





Notes for remarks by

Paul M. Tellier

PRESIDENT AND CHIEF EXECUTIVE OFFICER
CANADIAN NATIONAL RAILWAY COMPANY



at the Vancouver Board of Trade




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Vancouver, B.C.
March 3, 2000



(Please check against delivery)

Thank you for this opportunity to talk to the Board of Trade once again.

Last December, CN announced a proposed combination with the Burlington Northern Santa Fe Railroad - the BNSF.

I want to take this opportunity to talk about why this combination is good for British Columbia and Canada. I also want to discuss some of the concerns raised.



                                 The transaction
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Let me first give you the details of the combination.

CN and BNSF will combine in a new entity, called North American Railways, Inc. The provisions of the CN Commercialization Act will apply:

o   The headquarters of North American Railways, Inc. will be in Montreal.

o   The majority of its board members will be resident Canadians.

o   No one will be able to own more than 15 per cent of the voting shares.

o   It will operate in both official languages.

This combination joins strength to strength. CN and BNSF are the two most efficient railroads in North America. Both CN and BNSF have a strong focus on customer service. And we're both financially strong. In fact, CN has just completed a landmark year.

This combination will enable both CN and BNSF to operate as an integrated North American rail network. We will keep and draw on the strong management capability of both companies. We will have an all-star management team.

Two operating companies will remain intact and separate: CN and BNSF. They will each maintain independent identities and continue to manage their own current systems. But they will share a railroad network with a continental reach, with critical new north-south corridors.

This is not the "Americanization" of CN. This is turning CN into a major North American carrier while retaining its strong Canadian identity.

When the combination is completed in 2001, British Columbia will be served by a railroad that directly links shippers and receivers throughout Canada and 33 states and through multiple gateways to Mexico.

                               Strategic rationale
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Why are we taking this very bold step? Why now?

We've looked to the future. We saw what kind of transportation service Canada and British Columbia would need to compete.

We saw the trends:

o   North-south trade is growing at double-digit rates.

o Companies locate facilities in different countries. B.C. firms are very much a part of this trend: Westcoast Energy, Jim Pattison Group, Finning International. They all have operations outside of Canada. Our customers are no exception: Weyerhauser, Alcan, Champion, Cargill. Without an excellent North American transportation service, these customers will not be able to compete. Or they will not be able to afford to remain in Canada.

o At the same time, our customers are integrating and consolidating to obtain greater efficiency and economies of scale - this is especially true in the forestry sector.

And there's another trend. The rail industry itself is undergoing a revolution. We're becoming more efficient. We're providing better service. We're able to offer significant advantages.

By combining with BNSF, CN remains ahead of the curve in the revolution of our sector.

We will have the efficiencies of scale. We will have the financial weight to continually improve our system. We will be able to provide the long hauls that will help our customers succeed in their end markets - whether in Canada, the United States or Mexico.



                      Good for British Columbia and Canada
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What are the advantages of such a combination for British Columbia and Canadian shippers? Let me list five examples.

1. New north-south routes into the United States, and additional gateways to Mexico.

2. Improved transit times as a result of operating a combined North American system. For instance, the B.C. traffic into California could benefit from transit times that are 12 to 24 hours faster.

3. More flexibility to avoid congestion. We showed with our merger with Illinois Central how it was possible to move more efficiently through and around cities like Chicago.

4.  Greater ability to fund capital expenditures that provide better service.

5. Responsive customer service through a larger network. CN has set the benchmark in the rail industry for customer focus. We will share our best practices over a much larger network.



                       What it means for British Columbia
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Let me get more specific about what this combination will mean for British
Columbia. Even with its strong ties to Asian markets, this province sends nearly 63 per cent of its exports to markets in the United States. The CN-BNSF combination provides opportunities to increase exports that move by rail even more.

Think what that single-line service means for the forest sector, for example. Today, reaching the Pacific states and the Southwest by rail requires one - sometimes two or three - interchanges. With every interchange, rail service becomes less reliable.

And that is why single-line service is the key to a revolution that's going on in the rail industry. Single-line service is seamless and safer. By keeping shipments on a single rail network, shippers don't lose time through switching and interchanging.

On a single line, we can manage rail cars better. We reduce car cycle time, and this increases the capacity of our system. We've already seen this happen since our merger with Illinois Central.

And a single-line service also means our computer tracking system can tell exactly where a shipment is, and when it will arrive. We can take whatever steps are necessary to make that shipment arrive on time. Our objective is to run a railroad with the efficiency of a conveyor belt.

So imagine single-line service that works like a conveyor belt all the way from producers in Terrace and Prince George to the markets in San Francisco, Los Angeles, and Houston.

                                     BC Rail
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Imagine how it will improve markets for the customers of BC Rail as well. We estimate that about 45 per cent of BC Rail's business is interchanged with CN, and this business is very important to us.

By combining with BNSF, CN can offer BC Rail and its customers access to new markets. Interchange just once, at Vancouver, and products from Fort Nelson, Chetwynd, and Mackenzie can reach California, Colorado, and Texas, saving at least one day in transit time.

The CN-BNSF combination will offer a competitive option to B.C. lumber and panel shippers who now use more than 40,000 trucks each year to cross the Canada-U.S. border.



                                Further benefits
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Another benefit to this combination is that it puts us in a better position in the U.S. There are four very big U.S. railroads. Even the smallest of them is almost twice as big as CN. By combining with BNSF, we bring competitive economies of scale to CN's operations.

It means we use our cars and locomotives more efficiently. More cars will be available for B.C. customers. Because we will get them back sooner.

Another benefit involves Canada-U.S. customs procedures. Think of what efficient north-south rail service means at the border crossings. While the trucks line up at customs, railroads use their advanced information systems to whisk shipments through.

And think of what it means to B.C. taxpayers and motorists as trains take trucks off south-bound highways.

By providing competition for trucks, the CN-BNSF combination will bring significant benefits to B.C. shippers, to drivers, and to the taxpayers who must fund the highway infrastructure.


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                                      Ports

What will the CN-BNSF combination mean for British Columbia ports?

Let me start by congratulating the Port of Vancouver for an outstanding year in 1999. This is Canada's largest port and the largest port on the

West Coast. Last year saw 27 per cent growth in traffic, and three new shipping customers.

Last year, the Port achieved a milestone: one million standard twenty-foot containers passed through Vancouver and DeltaPort. This is just the beginning. In the foreseeable future, the Port could handle two million containers. But I believe the sights should be set higher still. But if Vancouver is to continue to grow, some things must happen.

First, the railroads must continue to improve the Port's reach into the interior. Over the past five years, CN has invested $1.1 billion in its rail network in Western Canada - the network that links the ports of Vancouver and Prince Rupert to the continent.

Traffic on CN's east-west network, with its terminals in Vancouver and Prince Rupert, has been growing at almost five per cent per year. This is very important business to us. We will continue to grow that business. And the network north of the 49th parallel, with its lower grades over the Rockies and its low operating costs, will be key to growing that business.

We extended Vancouver's reach beyond Chicago with our merger with the Illinois Central Railroad.

And we have found innovative solutions to make our B.C. network more efficient. Last year, for example, we began a partnership with CP Rail to share our lines through the Fraser Canyon: CN lines moving west; CP lines moving east.

So the railroads have been doing their part. The other factors are up to the Port, its employees, and the other industries that serve it.

First, the Port must increase its capacity, and CN feels that DeltaPort is the appropriate focus for new investment in facilities.

Second, Vancouver must send a message to the world that it is open for business 24 hours a day, seven days a week, 365 days a year - with no surprises.

Think of a shipper in Japan or Korea considering where in North America to land a container. He reads in the morning paper about work stoppages or lock-outs in Vancouver. His decisions become much easier - and Vancouver loses. So does CN.

Following a combination of CN and BNSF, shipping lines and shippers will continue to make their decisions based upon such considerations as port productivity and the cost of doing business.

Where railroads can make a difference, however, is by ensuring that their networks are state-of-the-art and they can track shipments accurately.


                             No service disruptions
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I have now begun to touch upon some of the concerns that people in B.C. and elsewhere in Canada have raised about the proposed combination.

To those who worry about the future of West Coast ports, my reply is that port competitiveness is mostly in the hands of those who manage and work at the ports.

To those who worry about CN's east-west network, I reply that the Canadian network has inherent strength, such as lower grade and shorter distances.

But one of the main concerns we keep hearing is the fear of service disruptions. You may recall that disruptions in the U.S. hurt shippers when Union Pacific took over Southern Pacific, and Norfolk Southern and CSX took over the Conrail lines.

But this is what I say to those concerns: I do not expect any service disruptions with our combination. And here are three reasons why.

First, CN and BNSF join together end-to-end. There is virtually no overlap and no need for restructuring. We had a similar perfect fit with our merger with Illinois Central last summer, and it went ahead flawlessly.

Second, both CN and BNSF already share the same basic information technology platform - one that we bought from Santa Fe before it merged with Burlington Northern.

And third - and this is unprecedented in the rail industry - CN and BNSF are willing to provide written guarantees to our shippers that service will be as good as - or better than - the service they now enjoy.

This is a new standard of service commitment for the industry. We are willing to do it because we believe no shipper should have to bear the risk that a combination might lead to costly and infuriating service disruptions. We believe that we have the responsibility to bear that financial risk. We are in the best position to assess it and, by bearing it, we have the financial incentive to make sure that service runs smoothly.

                             Availability of choice
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Some shippers are concerned that the combination means a loss of competitive options.

I have already described how the combination will open new options: rail will be more competitive against trucks. But to those who are concerned about losing options, we have made a commitment in our guarantee.

We guarantee that, where shippers now have a choice between two rail carriers, they will still have choice. This combination is not about removing competition. It's about making sure that competition prevails. It's about making sure that railroads are more competitive. And it's our customers who will benefit from this - and the shipping community as a whole who will benefit in the long run as competition across the transportation industry increases.



                                 Now is the time
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Some of our competitors in the rail industry have taken out full-page ads to warn against what a CN-BNSF combination might mean. They do not make the case on the facts of our transaction. Instead, they raise fears about what might happen if they were to merge.

Again, last weekend, a newspaper reported that Canadian Pacific's CEO, David O'Brien, told analysts that, if the CN-BNSF transaction is approved, CP would have to seek an alliance or merger partner.

Let me be very clear: there is nothing in our combination that requires any other North American railroad to respond with a merger or alliance of its own. For any of these other railroads, the rationale for a merger should be the same that has guided our combination: how can railroads provide better service to customers?

Other railroads have not been making their case on the need for better service. Instead, they say that now is not the time for another rail combination.

This is my reply. Now is the time for a rail combination that brings better service to shippers.

Now is the time to improve north-south rail corridors. Now is the time to open new gateways to Mexico. Now is the time for extended reach to shippers, opening new markets for them. Now is the time to apply the best traffic tracking system available on the most extensive network.

There is no bad time for a good combination. We believe the strengths of the CN-BNSF combination are readily apparent. This is good for CN, its employees and shareholders. It's good for our customers. It's good for British Columbia and for Canada.

Thank you.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, WWW.SEC.GOV. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.







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Telephone: (514) 399-7212                 Telephone : (514) 399-7212
Fax: (514) 399-5344                       Telecopieur : (514) 399-5344
www.cn.ca                                 www.cn.ca


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